                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*


                       INCARA PHARMACEUTICALS CORPORATION
--------------------------------------------------------------------------------
                                (Name of Issuer)

                    Common Stock, par value $0.001 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

--------------------------------------------------------------------------------
                                   45325S-10-1
                                 (CUSIP Number)

                                                with a copy to:
Mitchell D. Kaye, Manager                       Steven E. Siesser, Esq.
Xmark Asset Management, LLC                     Lowenstein Sandler PC
152 West 57th Street, 21st Floor                65 Livingston Avenue
New York, New York  10019                       Roseland, New Jersey  07068
(212) 247-8200                                  (973) 597-2500
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 April 19, 2004
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule l3G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 45325S-10-1
________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Xmark Asset Management, LLC
     13-3954392

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
     Not applicable                                              (a)  [_]
     Not applicable                                              (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*

     WC

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

     Not applicable

________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     New York, United States

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         *

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    *
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         *

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    *

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     91,070,394*

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

     Not applicable                                                         [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     65.58%*

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     IA

* The reporting person is Xmark Asset Management, LLC ("XAM"), a New York limited liability company, which is the sole manager of Goodnow Capital, L.L.C., a Delaware limited liability company ("Goodnow"). Goodnow is the holder of 81,070,394 shares (the "Goodnow Shares") of common stock, par value $0.001 per share (the "Common Stock"), of Incara Pharmaceuticals Corporation, a Delaware corporation (the "Company"). Pursuant to the Operating Agreement of Goodnow, management and control of Goodnow is vested exclusively in the sole manager and, as a result, XAM possesses the sole power to vote and direct the disposition of all securities of the Company owned by Goodnow.

In addition, pursuant to the terms of a certain Voting Trust Agreement, dated as of April 19, 2004, by and among Great Point Partners on behalf of Biomedical Value Fund, L.P. and Biomedical Offshore Value Fund, Ltd. (collectively, the "Biomedical Funds"), the Company and XAM, as voting trustee: (i) the Biomedical Funds transferred into a voting trust (the "Voting Trust") the 10,000,000 shares (the "Voting Trust Shares") of Common Stock purchased by the Biomedical Funds from the Company pursuant to that certain Purchase Agreement, dated as of April 19, 2004 (the "Purchase Agreement"), by and among the Company and the investors named therein, in exchange for a voting trust certificate; (ii) XAM, as the voting trustee of the Voting Trust, has the exclusive right and power to vote the Voting Trust Shares and to give written consents with respect to any lawful corporate action of the Company, and (iii) except as set forth in clause (ii) above, all powers and privileges affecting the Voting Trust Shares attach to the voting trust certificates issued in exchange therefore. While XAM may be deemed to be the beneficial owner of the Voting Trust Shares due to its power to vote and give written consents with respect to the Voting Trust Shares, XAM does not own and expressly disclaims any pecuniary interest in and to the Voting Trust Shares.

As a result of the fact that XAM possesses the sole power to vote and direct the disposition of the Goodnow Shares and the sole power to vote the Voting Trust Shares, for purposes of Reg. Section 240.13d-3, XAM may be deemed to beneficially own 91,070,394 shares of Common Stock, or 65.58% of the shares deemed issued and outstanding as of April 19, 2004.

Item 1. Security and Issuer.
        -------------------

         This statement relates to the common stock, par value $0.001 per share (the "Common Stock"), of Incara Pharmaceuticals Corporation, a Delaware corporation (the "Company").

Item 3. Source and Amount of Funds.
        --------------------------

         The funds used by Goodnow Capital, L.L.C., a Delaware limited liability company (the "Goodnow"), to advance the remaining $2,500,000 of the Secured Convertible Debenture, dated January 14, 2004 (the "Debenture"), issued by the Company to Goodnow in the aggregate principal amount of $5,000,000 were drawn from working capital.

Item 4. Purpose of Transaction.
        ----------------------

         After giving effect to the securities issued pursuant to the Purchase Agreement (as defined in Item 5 below), Goodnow will continue to own a majority of the outstanding Common Stock. As the owner of a majority of the outstanding Common Stock, Goodnow can control the outcome of matters that may be submitted to the vote of the Company's stockholders at annual or special meetings of stockholders. Goodnow also can initiate, through the calling of a special meeting of stockholders or through action by written consent in lieu of a stockholders' meeting, corporate actions that are subject to the vote of the Company's stockholders. Such corporate actions may include, and are not limited to, the approval of each of the types of events described in clauses (a) through
(i) under Item 4 of Schedule 13D.

         Under the Company's Amended Bylaws and the Delaware General Corporation Law, the Company's stockholders have the right to replace, with or without cause, management and members of the Board of Directors of the Company, without prior notice, and through action by written consent in lieu of a stockholders' meeting. Any such actions may be taken by written consent of a majority of the stockholders entitled to vote on such matter, and Goodnow's ownership of Common Stock entitles Goodnow to take such actions without the vote or consent of any other stockholders. The replacement of members of the Board of Directors and management may be subject to the terms and conditions set forth in agreements between the Company and such members and management, including without limitation, employment agreements, severance agreements, option plans and option grant agreements.

         Goodnow intends to utilize its voting rights as a majority stockholder in order to continue the Company's shift in focus from research to clinical development, in large part by identifying and soliciting individuals with neurosciences experience to serve as members of the Company's Board of Directors and/or to serve the Company in a management capacity.

         Goodnow has considered taking certain of the foregoing actions, including without limitation, the replacement of members of the Board of Directors and members of the Company's management. Goodnow may, from time to time, exercise its right as majority stockholder to effect any such changes.

Item 5. Interest in Securities of the Issuer.
        ------------------------------------

         Based upon information provided by the Company, after giving effect to the shares of Common Stock issued pursuant to the Purchase Agreement and upon conversion of the entire Debenture, there were 138,873,867 shares of Common Stock issued and outstanding on April 19, 2004.

         Pursuant to the terms of a Purchase Agreement, dated as of April 19, 2004 (the "Purchase Agreement"), by and among the Company and the investors named therein (the "Investors"), the Company raised approximately $10,260,000 through the issuance and sale to the Investors of 41,040,000 shares of Common Stock and warrants to purchase 16,416,000 shares of Common Stock.

         In connection with the transactions contemplated by the Purchase Agreement, XAM entered into a certain Voting Trust Agreement, dated as of April 19, 2004 (the "Voting Trust Agreement"), with Great Point Partners on behalf of Biomedical Value Fund, L.P. and Biomedical Offshore Value Fund, Ltd. (collectively, the "Biomedical Funds") and the Company. Pursuant to the terms of the Voting Trust Agreement: (i) the Biomedical Funds transferred into a voting trust (the "Voting Trust") the 10,000,000 shares (the "Voting Trust Shares") of Common Stock purchased by the Biomedical Funds from the Company pursuant to the Purchase Agreement in exchange for a voting trust certificate; (ii) XAM, as the voting trustee of the Voting Trust, has the exclusive right and power to vote the Voting Trust Shares and to give written consents with respect to any lawful corporate action of the Company; and (iii) except as set forth in clause (ii) above, all powers and privileges affecting the Voting Trust Shares attach to the voting trust certificates issued in exchange therefor. During the term of the Voting Trust Agreement, any shares of Common Stock issued upon exercise of those warrants issued to the Biomedical Funds pursuant to the Purchase Agreement shall become subject to the Voting Trust and result in an increase in the number of Voting Shares. XAM, as voting trustee, has no right, title or interest in or to any dividends or other distributions of cash or other property or securities (other than any distribution of shares of Common Stock which shall remain subject to the Voting Trust), if any, with respect to the Voting Trust Shares. XAM possesses the sole power to vote the Voting Trust Shares and therefore may be deemed to be the beneficial owner of the Voting Trust Shares, however, XAM does not own and expressly disclaims any pecuniary interest in or to the Voting Trust Shares.

         Concurrent with the closing of the transactions contemplated by the Purchase Agreement, Goodnow advanced the remaining $2,500,000 of the Debenture and converted the entire Debenture (including all accrued but unpaid interest) into 50,468,750 shares of Common Stock (the "Debenture Conversion Shares").

         In addition, upon consummation of the transactions contemplated by the Purchase Agreement, Goodnow's warrant to purchase 12,500,000 shares of Common Stock at an exercise price of $.40 per share expired in accordance with its terms.

         XAM possesses the sole power to vote and direct the disposition of all securities of the Company owned by Goodnow. In addition to the Debenture Conversion Shares, Goodnow owns, as of the date hereof, an additional 30,601,644 shares (the "Initial Goodnow Shares" and together with the Debenture Conversion Shares, the "Goodnow Shares") of Common Stock. XAM's interest in the Goodnow Shares is limited to its pecuniary interest in Goodnow, if any.

                  Based upon the fact that XAM possesses the sole power to vote and direct the disposition of the Goodnow Shares and the sole power to vote the Voting Trust Shares, for purposes of Reg. Section 240.13d-3, XAM may be deemed to beneficially own 91,070,394 shares of Common Stock, or 65.58% of the shares deemed issued and outstanding as of April 19, 2004.

                  Since the date of filing of the prior amendment to this
Schedule 13D, XAM did not engage in any transactions in Common Stock or securities convertible into, exercisable for or exchangeable for Common Stock, by XAM or any person or entity for which XAM possesses voting or investment control over the securities thereof, other than as specified above.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
        ------------------------------------------------------------------------

         On April 19, 2004, the Company and Goodnow entered into an Agreement and Amendment No. 1 (the "Agreement and Amendment") to that certain Debenture and Warrant Purchase Agreement, dated as of September 16, 2003 (the "Debenture and Warrant Purchase Agreement"), by and among the Company, its former parent and Goodnow. Pursuant to the Agreement and Amendment: (i) Goodnow consented to the financing contemplated by the Purchase Agreement; (ii) Goodnow advanced the balance of the principal amount of the Debenture (i.e. $2,500,000) to the Company and converted the entire principal balance then outstanding under the Debenture, together with all accrued but unpaid interest, into 50,468,750 shares of Common Stock; (iii) the Company was authorized to terminate the security interests held by Goodnow as security for the Debenture; and (iv) the affirmative and negative covenants set forth in the Debenture and Warrant Purchase Agreement, except to the limited extent modified by the Agreement and Amendment, will remain in place and in effect in accordance with their terms.

         As described in more detail in Item 5 above, XAM entered into the Voting Trust Agreement in connection with the transactions contemplated by the Purchase Agreement.

         The descriptions of the transactions and agreements set forth in this
Schedule 13D are qualified in their entirety by reference to the complete agreements governing such matters, each of which are incorporated by reference to this Schedule 13D as exhibits pursuant to Item 7 hereof.

         Except as otherwise described herein, no contracts, arrangements, understandings or similar relationships exist with respect to the securities of the Company between XAM and any person or entity.

Item 7. Material to be Filed as Exhibits.
        --------------------------------

         1. Voting Trust Agreement, dated as of April 19, 2004, by and among Biomedical Value Fund, L.P., Biomedical Offshore Value Fund, Ltd., Xmark Asset Management, LLC and Incara Pharmaceuticals Corporation to be filed by further amendment to this Schedule 13D/A.

         2. Agreement and Amendment No. 1 to the Debenture and Warrant Purchase Agreement, dated as of April 19, 2004, by and between Incara Pharmaceuticals Corporation and Xmark Asset Management, LLC incorporated by reference to Exhibit
10.104 to the Current Report on Form 8-K, dated April 19, 2004, filed by the Company.

                                    Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                           April 29, 2004

                           XMARK ASSET MANAGEMENT, LLC


                           /s/ Mitchell D. Kaye
                           -------------------------------------
                           Mitchell D. Kaye, Manager


Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).